SCHEDULE 13D
CUSIP No. 502003 10 6	Page 1 of 4 Pages

Exhibit 6

Robotti & Company, LLC 110 East 42nd Street, Suite 1100 New York, NY 10017

VIA FAX TO (512) 236-9275
AND FEDEX

June 29, 2010

The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
919 Congress Avenue
Austin, Texas 78701
Attn: Mike Ulrich

Dear Mr. Ulrich:

                As you know, Robotti & Company, LLC and other parties to the Joint Filing Agreement dated as of September 2, 2009 filed with our Schedule 13D are holders of 2,212,385 Units of Beneficial Interest ("Units") in LL&E Royalty Trust ("Trust"), or approximately 11.65% of the outstanding Units.

                As we previously discussed, we believe that given the current circumstances, it is highly unlikely holders of the Units ("Unitholders") will receive fair value if the sale of the Trust's assets were to take place this year or in early 2011 as currently required by the Trust Agreement.  We continue to believe that removing the deadline by which the Trust's assets must be sold is critical.  We believe a transfer of the Trust's assets into a newly-formed publicly-traded limited liability company ("New LLC") is the most prudent method of accomplishing this.  As outlined below, we believe this transaction would require a majority of the Unitholders outstanding to vote in favor of such a plan.  We also believe that a majority of the Unitholders would support such a plan.

Mechanics of Potential Transaction

                As noted above, Section 9.02 of the Trust Agreement provides that the Trustee must sell the assets of the Trust for cash (unless authorized by the holders of a majority of the Units to sell such assets for non-cash consideration consisting of personal property) upon such terms as the Trustee, in its sole discretion, deems to be in the best interest of the Unitholders.  Also in accordance with the procedures and timing set forth in Section 9.02 of the Trust Agreement, if any assets required to be sold has not been sold by December 31, 2010, the Trustee will cause the assets to be sold at public auction to the highest cash bidder.

                Accordingly, the Trustee has the flexibility to sell the Trust assets for non-cash consideration consisting of personal property if authorized by the holders of a majority of the Units and if the Trustee deems such transaction to be in the best interest of the Unitholders.  Our proposal is just that--a sale of the Trust assets for units of New LLC, non-cash consideration consisting of personal property--and, as such, is possible with the approval of the holders of a majority of the Units.

The mechanics of the potential transaction are as follows:

Form New LLC and prepare New LLC to be a public company registered under the Securities Act of 1933 (the "Securities Act").

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 2 of 4 Pages

Exhibit 6 (continued)

Execute an Exchange Agreement between New LLC and the Trustee (on behalf of the Trust) which will provide that the assets of the Trust (which consist of the partnership interests in LL&E Royalty Partnership (the "Partnership")) are exchanged for units of the New LLC and such units are then distributed to Unitholders in final liquidation of the Trust (the "Transaction").  The closing of the Transaction will be conditioned on the approval of the holders of a majority of the Units.

3. Prepare the required Proxy Statement and Registration Statement (including the Prospectus) in accordance with applicable federal securities laws.

4. File and distribute the Proxy Statement and Registration Statement (including the Prospectus) in accordance with applicable federal securities laws.

5. Call and hold a meeting of the Unitholders to vote on the Transaction.

These steps are discussed in more detail below.

Formation of New LLC

                We propose to form New LLC by filing a charter with the Secretary of State of the State of Delaware and adopting a limited liability agreement ("LLC Agreement") to govern the New LLC.  Since New LLC will be a publicly-traded company, we will set up New LLC to comply with the various corporate governance requirements, including among other things, the required composition of the board of directors and committees thereof and the engagement of independent accountants.  Of course, disclosure as to such matters will be set forth in the Proxy Statement and the Prospectus.

                New LLC will put systems in place for producing financial statements and related disclosure, including required evaluations of disclosure controls and the effectiveness of internal controls over financial reporting.  New LLC will be subject to the periodic and other reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act").

Documents to be Prepared Prior to the Meeting

Proxy Statement

                As you are no doubt aware, the Trust must comply with the SEC's proxy rules whenever it seeks a Unitholder vote on corporate matters, including the Transaction. These rules require the Trust to provide a proxy statement to its Unitholders, together with a proxy card when soliciting proxies. The Transaction will be described in detail in such proxy statement.

Registration Statement and Prospectus

                The units of New LLC will be registered under the Securities Act.  The registration process includes the filing of a Registration Statement on Form S-4, including a Prospectus with the SEC.  The Registration Statement will include, among other things, a description with respect to New LLC of its business; the material terms of the LLC Agreement; a description of new management, including its officers and directors; a discussion of the board of directors and various governance matters; material transactions between the company and its officers and directors; the capitalization of New LLC; a comparison of New LLC to the Trust, including the rights of unit holders under each and the consequences of the Transaction related thereto; and any tax effects of the exchange.  In addition, New LLC will provide any other information that is necessary to make the disclosure complete and not misleading.  New LLC will also describe any risks to the Transaction and an investment in New LLC prominently in the Prospectus.

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 3 of 4 Pages

Exhibit 6 (continued)

Call a Meeting of the Unitholders; Approval of the Transaction

                Section 5.02 of the Trust Agreement provides that meetings may be called by the Trustee in its discretion or within 20 days upon the written request of Unitholders holding 10% or more of the outstanding Units.  Notice to Unitholders is then required not more than 60 days or less than 20 days prior to the scheduled meeting date.

                A quorum is present when there is a presence in person or by proxy of record date certificate holders holding certificates representing a majority of the Units outstanding on the voting record date.  Section 9.02 of the Trust Agreement requires the affirmative vote at a meeting duly called and held in accordance with Article V of the Trust Agreement of the record date certificate holders holding certificates representing a majority of the Units to approve the Transaction.

Identification of Funding Considerations

                The Transaction will require a substantial amount of funds to complete.  New LLC will be sufficiently capitalized to provide the funds necessary to consummate the Transaction as well as to operate in the ordinary course as a public company.  However, we are aware that the Trust effectively is without the resources to fund the Transaction and will need to locate additional capital to implement the Transaction.

                We are aware that under the Trust Agreement, neither the Trustee nor the Partnership may borrow an amount that at the time of borrowing exceeds 50% of the estimated revenues of the Trust or the Partnership, respectively, during the immediately following six monthly periods.  Generally such borrowing must be repaid before any further Trust or Partnership distributions, whichever is the case, can be made.  We intend to prefund New LLC with sufficient funds to cover the Trust's already incurred expenses, expenses in approving and consummating the Transaction as well as to cover the operations of New LLC for the foreseeable future.

                Nevertheless, if the Transaction is consummated, we anticipate that New LLC would then commence a rights offering whereby each unit holder would have an opportunity to participate and maintain its proportional interest in New LLC subject to any amounts paid by or on behalf of the Trust or New LLC to consummate the Transaction and any dilution due to prefunding of New LLC, which we anticipate would be limited to 5%-10%.

Potential Tax Effects of the Potential Transaction

It is anticipated that the U.S. federal income tax treatment of the Transaction will be as follows:

  The transfer of the assets of the Trust to New LLC in exchange for units of New LLC and the distribution of such units to Unitholders in final liquidation of the Trust generally will not be taxable to the Trust, New LLC, or the Unitholders.

New LLC will be treated as a partnership for U.S. federal income tax purposes and, thus, will not be subject to U.S. federal income taxation.

  Each Unitholder will be taxed upon its share of each item of New LLC's income, gain, loss, deduction and credit and will generally be entitled to claim depletion in respect of the royalty interests held by New LLC through the Partnership.  Unitholders will be required to report these items on their own tax returns regardless of the extent to which, or whether, they receive cash distributions from New LLC.

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 4 of 4 Pages

Exhibit 6 (continued)

IRS Circular 230 Disclaimer:  To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Conclusion

We believe that this transaction meets the requirements of the Trust Agreement and look forward to the opportunity to answering any questions that you may have relating to it.

Very truly yours,

/s/ Robert E. Robotti

Robert E. Robotti
President and Treasurer of Robotti & Company, LLC